Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 36 DATED JULY 7, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, and Supplement No. 35 dated June 22, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of an eight-story office building containing approximately 220,000 rentable square feet in Salt Lake City, UT; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of July 5, 2005, we had received aggregate gross offering proceeds of approximately $1,485.3 million from the sale of approximately 148.5 million shares in our initial public offering. After payment of approximately $29.7 million in acquisition fees, payment of approximately $141.2 million in selling commissions and dealer manager fees, payment of approximately $29.7 million in other organization and offering expenses and common stock redemptions of approximately $4.8 million pursuant to the share redemption program, as of July 5, 2005, we had raised aggregate net offering proceeds of approximately $1,279.9 million.

Acquisition of the 180 E. 100 South Building

On July 6, 2005, we purchased an eight-story office building containing approximately 220,000 square feet (“180 E. 100 South Building”). The 180 E. 100 South Building is located on an approximate 5-acre parcel of land at 180 E. 100 South in Salt Lake City, Utah. The purchase price of the 180 E. 100 South Building was approximately $46.5 million, plus closing costs. The acquisition was funded with net proceeds raised from this public offering. The 180 E. 100 South Building was purchased from QC Utah, LLC and QC Utah II, LLC, which are not affiliated with us or Wells Capital, Inc.

The 180 E. 100 South Building is entirely leased to Questar Corporation (“Questar”). Questar, which is traded on the New York Stock Exchange (NYSE: STR) finds, develops, produces, gathers, processes, transports and distributes natural gas. Questar employs more than 2,000 people and reported a net worth, at March 31, 2005, of approximately $1.4 billion. The current annual base rent payable under the Questar lease, which expires in January 2012, is approximately $3.6 million. Questar has the right, at its option, to extend the term of its lease for four additional five-year periods.

We do not intend to make significant renovations or improvements to the 180 E. 100 South Building in the near term. We believe that the 180 E. 100 South Building is adequately insured.

Because the 180 E. 100 South Building is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the lessee, Questar, is more relevant to investors than financial statements of the property acquired.

Questar currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding Questar is taken from its previously filed public reports:

	For the Fiscal Year Ended
	12/31/2004	12/31/2003	12/31/2002
	(in thousands)
Consolidated Statements of Income

Revenues	$1,901,431	$1,463,188	$1,200,667
Operating Income	$415,587	$339,830	$274,195
Net Income	$229,301	$173,616	$155,596

	As of the Fiscal Year Ended
	12/31/2004	12/31/2003	12/31/2002
	(in thousands)
Consolidated Balance Sheets

Total Assets	$3,646,658	$3,331,631	$3,067,850
Long-term Debt	$933,195	$950,189	$1,145,680
Stockholders’ Equity	$1,439,558	$1,261,265	$1,138,761

For more detailed financial information regarding Questar, please refer to their financial statements, which are publicly available with the SEC at http://www.sec.gov.

Indebtedness

As of July 6, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 16.7%. As of July 6, 2005, total indebtedness was $259.2 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $243.7 million in remaining capacity under our $400.0 million credit facility.